EXHIBIT 99.1

ACQUISITION OF MASONITE BY KKR COMPLETED TODAY

Toronto, April 6, 2005. Masonite International Corporation (TSX and NYSE: MHM) announced today that the plan of arrangement providing for the acquisition of Masonite by Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (KKR), was completed today.

Shareholders should refer to Masonite’s management information circular dated March 4, 2005 for information regarding receipt of the payment of C$42.25 per share for their Masonite shares.

Masonite is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in 18 countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The company sells its products to customers in over 70 countries. For more information, visit www.masonite.com.

KKR is one of the world’s oldest and most experienced private equity firms, with offices in New York, Menlo Park, California and London, England. Over the past twenty eight years, KKR has invested in more than 115 transactions with a total value of US$138 billion. For more information, visit www.kkr.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
John F. Ambruz
Executive Vice-President, Strategic Development
Masonite International Corporation
Telephone: (905) 670-6500